Exhibit 99.112

NexTech AR Integrates With Facebook Messenger

New York, NY – Toronto, ON – December 20th, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for eCommerce, learning applications, and branded entertainment experiences is pleased to announce that NexTech’s 3D augmented reality (3D/AR) solution for eCommerce will integrate seamlessly with Facebook Messenger. This new integration works on desktop computers as well as mobile phones providing a full screen, device agnostic, web-based 3D/AR experience on Facebook messenger. According to TechCrunch, Facebook Messenger currently sees 70 million daily active users, and it has a total of 1.3 billion monthly users.

Every day, there are 260 million new conversations launched over Messenger with over 17 billion photos sent every month on Facebook Messenger according to TechCrunch. The Messenger customer chat plugin allows Nextech to integrate Messenger experiences directly into their customers website or mobile website. By offering the same personalized, rich-media experience they get in Messenger only with the added features of 3D/AR assets Nextech’s customers now have a major leg up on their competition.

“With this integration NexTech AR continues to build momentum as it scales up customer wins and is at the forefront of making AR easy to implement and quickly accessible to everyone,” states Evan Gappelberg, CEO of NexTech AR. “NexTech’s industry-leading augmented reality eCommerce platform was specifically designed to enhance product engagement, increase add to cart rates and to reduce product returns. Our integration with Facebook Messenger and it’s huge unparalleled ecosystem brings Nextech AR deeper into the eCommerce marketplace and provides an enormous opportunity for more customer wins.”

About NexTech AR Solutions Corp.

NexTech is the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.NexTechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@NexTechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the issuance of shares to compensate service providers and the Company conserving available funds and ensuring continuity of its service providers are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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